Exhibit 21.1

Subsidiaries of GlassesOff Inc.

The following table sets forth the name and jurisdiction of incorporation of our subsidiaries as of October 28, 2013.

Name of Subsidiary	Jurisdiction of Incorporation

Ucansi Inc.	Delaware

EYEKON E.R.D. LTD	Israel